FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media
Information

                                 20 January 2006

               BG Group signs Nigerian Production Sharing Contract


BG Group today announced that it has acquired a 45 percent interest in, and operatorship of, Block 332 offshore Nigeria under a farm-in agreement with Sahara Energy Exploration & Production Limited ('Sahara'). The agreement marks BG's entry into the Nigerian upstream sector and comes as BG, along with its partners, Sahara and Seven Energy Nigeria Limited ('Seven Energy'), yesterday signed a Production Sharing Contract (PSC) for Block 332 with the Nigerian National Petroleum Corporation (NNPC).

Sahara, which will retain a 45 percent interest, secured Block 332 in the 2005 Nigerian Licensing Round held in August. Seven Energy will hold the remaining 10 percent interest.

BG Group Executive Vice President for the Mediterranean Basin and Africa, Stuart Fysh, said: "Nigeria is a prolific hydrocarbon province which fits well with our market focused Atlantic Basin strategy. This attractive farm-in opportunity represents BG's entry into Nigeria's upstream sector and we look forward to working with our partners to play an active role in the continued development of Nigeria's energy sector."

The work programme will be carried out in two phases, the first involving the acquisition of 3D seismic and one exploration well.


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.



Note to Editors:

Block 332 is located in deep water (100 - 1,000m) offshore western Niger Delta, approximately 100km south-east of the commercial capital Lagos and lies between latitudes 5 o 50'N and 6 o 20'N.

BG Group currently has a Memorandum of Understanding with Chevron, Shell and NNPC to examine the feasibility of jointly developing an LNG facility near Olokola in Nigeria's western states of Ondo and Ogun. Block 332 is located approximately 50 kilometers south-west of the Olokola LNG site.

In October 2003, BG LNG Services signed a Sales and Purchase Agreement with Nigeria LNG to acquire 2.5 million tonnes per annum for 20 years for shipment to the Lake Charles import terminal in Louisiana. The first LNG shipment from Nigeria LNG to Lake Charles departed in January 2006.

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications                                         +44 (0) 118 929 3717
Out of hours media mobile:                             +44 (0) 7917 185 707
Investor Relations                                     +44 (0) 118 929 3025
Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 January, 2006                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary